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                             November 16, 2022

       Yongxu Liu
       Chief Executive Officer, President, Director, and Chairman
       Shengfeng Development Limited
       Shengfeng Building, No. 478 Fuxin East Road
       Jin'an District, Fuzhou City
       Fujian Province, People's Republic of China, 350001

                                                        Re: Shengfeng
Development Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed October 31,
2022
                                                            File No. 333-267367

       Dear Yongxu Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-1 Filed on October 31, 2022

       Cover Page

   1. We note the disclosure that you plan to apply to list your Class A Ordinary Shares on the
                                                        Nasdaq Capital Market.
Please revise to update this disclosure as appropriate.
       Risks Relating to this Offering and the Trading Market
       The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, page 54

   2. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price
volatility seemingly unrelated to company performance following a
 Yongxu Liu
Shengfeng Development Limited
November 16, 2022
Page 2
      number of recent initial public offerings, particularly among companies with relatively smaller public floats. Please revise this risk factor to address the potential for rapid price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly.
      Clearly state that such volatility may make it difficult for prospective investors to assess the rapidly changing value of your stock.
Notes to Consolidated Financial Statements
Note 2. Summary of significant accounting policies, page F-11

3. Please revise your disclosure to include a statement that the interim financial statements include all adjustments that, in the opinion of management, are necessary to a fair statement of the results for the interim periods presented. In addition, if all such adjustments are of a normal recurring nature, a statement to that effect shall be made;
      otherwise, there shall be furnished information describing in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of the results shown. Refer to Item 8.A.5 of Form 20-F and Rule 10-
      01(b)(8) of Regulation S-X.
        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly
Calder, Assistant Chief Accountant, at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                              Sincerely,
FirstName LastNameYongxu Liu
                                                              Division of
Corporation Finance
Comapany NameShengfeng Development Limited
                                                              Office of Energy
& Transportation
November 16, 2022 Page 2
cc:       Jingwen (Katherine) Luo, Esq,
FirstName LastName